UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queens Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Announcement Regarding Plans for a European Hub

On May 9, 2023, Li-Cycle Holdings Corp. and Glencore International AG, a wholly-owned subsidiary of Glencore plc, announced they have signed a Letter of Intent to jointly study the feasibility of, and later, develop a Hub facility in Portovesme, Italy, which would produce critical battery materials, including nickel, cobalt and lithium from recycled battery content.

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Press Release, dated May 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer

Date: May 9, 2023